                         UNITED STATES                        OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0058
                     Washington, D.C. 20549            Expires: January 31, 2005
                                                       Estimated average burden
                           FORM 12b-25                 hours per response...2.50

                                                             SEC FILE NUMBER
                                                             CUSIP NUMBER
                   NOTIFICATION OF LATE FILING


                                                Commission File Number 001-08278

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended: March 31, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


                         Reliance Group Holdings, Inc.
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Full Name of Registrant



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Former Name if Applicable


                                5 Hanover Square
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Address of Principal Executive Office (Street and Number)


                               New York, NY 10004
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City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[_]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
     |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
[X]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to significant changes in Registrant's operational (underwriting, claims), corporate (systems, actuarial, financial) and organizational structure and staffing, which occurred within the last half of 2000 and early 2001 as a result of its decision to discontinue its ongoing insurance business and commence run-off operations, Registrant's accountants, Deloitte & Touche LLP, have been unable to complete the work necessary to complete their audit for fiscal year 2000. Until such audit is completed, it will not be possible to prepare a Form 10-Q for the quarter ended March 31, 2003.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Paul W. Zeller                    (212)         858-6520
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No

Form 10-Q for the fiscal quarter ended June 30, 2002.

Form 10-Q for the fiscal quarter ended September 30, 2002.

Form 10-K for the fiscal year ended December 31, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Reliance Group Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 5/13/03                    By    /s/ Paul W. Zeller
    -------------------            ---------------------------------------------
                                   Name:  Paul W. Zeller
                                   Title: President & CEO

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Deloitte & Touche LLP
1633 Broadway
New York, New York 10019-6754

Tel: (212) 489-1600
Fax: (212) 492-4499
www.deloitte.com

                                                       DELOITTE
                                                       & TOUCHE




May 12, 2003


Mr. Paul Zeller
President and Chief Executive Officer
Reliance Group Holdings, Inc.
5 Hanover Square
New York, NY 10004

Dear Mr. Zeller:

This is to confirm our advice to you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of Reliance Group Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2000 or December 31, 2001 or December 31, 2002 by May 15, 2003 the statutory due date and May 20, 2003, the statutory extension date, respectively, for the filing with the Securities and Exchange Commission, of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

Yours truly,

/s/ Robert J. Bass
-------------------------
Robert J. Bass